Dunham Funds	Dunham & Associates Investment Counsel, Inc.
10251 Vista Sorrento Parkway Suite 200	10251 Vista Sorrento Parkway Suite 200
San Diego, CA 92121	San Diego, CA 92121
(858) 964-0500	(858) 964-0500

VIA ELECTRONIC TRANSMISSION

January 28, 2013

Howie Hallock

Senior Counsel

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Request for Acceleration of Dunham Funds Registration Statement on Form N-14 Pre-Effective Amendment No. 1, File No. 333-185123

Dear Mr. Hallock:

Dunham Funds (the "Registrant") and Dunham & Associates Investment Counsel, Inc. (the principal underwriter/distributor) for the Registrant, each an undersigned, hereby request, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (1933 Act), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to the Registrant's registration statement on Form N-14 be accelerated to January 28, 2013, or, in the alternative, acceleration to the earliest possible time after the date requested.  The undersigned is each aware of its obligations under the 1933 Act.  Specifically, the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The Registrant undertakes to include revisions related to any supplemental comments received from the staff following the filing of Pre-Effective Amendment No. 1 in the definitive version of the proxy statement/prospectus and will make a Rule 497 filing including such revisions.

Sincerely,

Dunham Funds	Dunham & Associates Investment Counsel, Inc.
By: /s/ Jeffrey A. Dunham	By: /s/ Jeffrey A. Dunham
Jeffrey A. Dunham	Jeffrey A. Dunham
President	President